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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              CLICK COMMERCE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   18681D-10-9
                                 (CUSIP Number)

                                 AUGUST 14, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 14d-1(b)

[ ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP NO. 18681D-10-9                  13G                     PAGE 2 OF 4 PAGES

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1.  NAMES OF REPORTING PERSONS CPQ HOLDINGS, INC.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 51-0337545


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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
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                5.  SOLE VOTING POWER: 3,503,828 shares of Common Stock, par
  NUMBER OF         value $.001 per share
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      6.  SHARED VOTING POWER: -0-
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH:        7.  SOLE DISPOSITIVE POWER: 3,503,828 shares of Common Stock, par value $.001 per share

               -----------------------------------------------------------------
                8.  SHARED DISPOSITIVE POWER: -0-


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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,503,828
     shares of Common Stock, par value $.001 per share

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10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.92%


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12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO


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CUSIP NO. 18681D-10-9                  13G                     PAGE 3 OF 4 PAGES

ITEM 1(a).        NAME OF ISSUER.

                  Click Commerce, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  200 E. Randolph Dr., Suite 4900, Chicago, IL  60601

ITEM 2(a).        NAME OF PERSON FILING.

                  CPQ Holdings, Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  20555 SH 249, MC 110701, Houston, TX 77070

ITEM 2(c).        CITIZENSHIP.

                  State of Delaware

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.001 per share

ITEM 2(e).        CUSIP NUMBER.

                  18681D-10-9

ITEM 3

If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

         a)       __   Broker or Dealer registered under Section 15 of the Act
                       (15 U.S.C. 78o);
         (b)      __   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                       78c);
         (c)      __   Insurance Company as defined in Section 3(a)(19) of the
                       Act (15 U.S.C. 78c)
         (d)      __   An Investment Company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);
         (e)      __   An Investment Adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E);
         (f)      __   An Employee Benefit Plan or Endowment  Fund in accordance
                       with  see Section 240.13d-1(b)(1)(ii)(F);
         (g)      __   A Parent Holding Company or control person in accordance
                       with Section 240.13d-1(b)(ii)(G);
         (h)      __   A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)      __   A church plan that is excluded from the definition of an
                       investment company under section 3(c) (14) of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)      __   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

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CUSIP NO. 18681D-10-9                  13G                     PAGE 4 OF 4 PAGES

ITEM 4. OWNERSHIP. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
         (a)      Amount Beneficially Owned:  3,503,828
         (b)      Percent of Class: 8.92%
         (c)      Number of Shares as to which such person has:
                  (i)      sole power to vote or to direct the vote: 3,503,828
                  (ii)     shared power to vote or to direct the vote: -0-
                  (iii)    sole power to dispose or to direct the disposition
                            of: 3,503,828
                  (iv)     shared power to dispose or to direct the disposition
                            of: -0-

         Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.
         Instruction: Dissolution of a group requires a response to this item.
                  NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
                  NOT APPLICABLE

ITEM 10. CERTIFICATION.
                  NOT APPLICABLE


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 5, 2001                     By: /s/ Linda S. Auwers
                                               ---------------------------------
                                               Linda S. Auwers
                                               Vice President and Secretary
                                               CPQ Holdings, Inc.

              The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.